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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45502



03051792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HP Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 SW Macadam, Suite 260
(No. and Street)

Portland (City) OR (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F Bozikovich (503) 223-2234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) OR (State) 97258 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter F Bozikovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. P. Securities, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


OFFICIAL SEAL
HOWARD A. SKAUG
NOTARY PUBLIC-OREGON
COMMISSION NO. 352377
MY COMMISSION EXPIRES DECEMBER 2, 2006

Notary Public

Signature

COO

Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRP SECURITIES, INC.

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 5,421
Commissions receivable	10,738
Total current assets	16,159
OTHER ASSETS	
Due from stockholders	6,702
NASD stock	16,300
Total other assets	23,002
TOTAL ASSETS	$ 39,161

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 4,010
STOCKHOLDERS' EQUITY	
Common stock – authorized, 1,000 shares of no par value; issued and outstanding 200 shares	7,500
Additional paid-in-capital	7,000
Retained earnings	20,651
Total stockholders' equity	35,151
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 39,161

See auditors' report and notes to the financial statements



NOTES TO FINANCIAL STATEMENTS

December 31, 2002

SUMMARY OF ACCOUNTING POLICIES

BUSINESS ACTIVITY - HP Securities, Inc. is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in December 1992, and commenced operations as a broker/dealer in July 1993, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provision of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS - Security transactions and related commissions revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS -The Company expensed advertising costs of $302 as incurred.

COMMISSIONS RECEIVABLES

Commissions receivable represent amounts owed to the Company by its clearing agents, Wedbush Morgan Securities and Genesis, at December 31, 2002.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

COMMITMENTS AND CONTINGENCIES

The National Association of Securities Dealers (NASD), requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiencies. Wedbush Morgan Securities has obtained a collateral deposit on behalf of the company for $25,000 by securing an interest in the personal assets of one of the stockholders.

 SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

INCOME TAXES

On January 1, 1993, the Company filed an election to be taxed as an S-Corporation. Income and losses will be included in the personal income tax returns of the stockholders. Accordingly, the company will not ordinarily incur additional federal and state income tax obligations and the financial statements will only include provisions for certain local income taxes.

PENSION PLAN

During the year ended December 31, 1998, the Company adopted a Savings Incentive Match Plan (SIMPLE). All employees are eligible to participate in the plan. Employees may make salary reductions of up to $6,000 in any calendar year. The employer must match the employee's contribution up to 3% of the employee's compensation for the calendar year. No pension expense was incurred for the year ended December 31, 2002.

RELATED PARTY TRANSACTIONS

Consulting fees are calculated as a percentage of stockholders gross sales. Such fees were paid to related corporations wholly owned by the shareholders of HP Securities, Inc. The fees are similar in nature to S-Corp distributions but are based upon stockholders productivity instead of stock ownership percentage. Consulting fees for the year ended December 31, 2002 were $98,105

As of December 31, 2002, the Company had an amount due from its principal stockholders of $6,702. The amount is unsecured, payable on demand and non-interest bearing.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2002, the Company had net capital and required net capital of $12,149 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .33 to 1. Net capital and required net capital may fluctuate on a daily basis.